Filed Pursuant to Rule 433
Registration Statement No.333-283969

STEP INCOME SECURITIES® (STEPS®)

STEP Income Securities® Linked to the Common Stock of Eli Lilly and Company
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately one year and one week
Market Measure	The Common Stock of Eli Lilly and Company (Bloomberg symbol: “LLY”)
Interest	13.00% per year, payable quarterly
Payout Profile at Maturity
•    A payment of [$0.10 to $0.50] per unit if the Market Measure increases to or above 113.00% of the Starting Value
•    1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk

Step Level	113.00% of the Starting Value of the Market Measure
Step Payment	[$0.10 to $0.50] per unit, a [1.00% to 5.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	100.00% of the Starting Value
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/947263/000114036126027751/ef20077188_424b2.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
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Payments on the notes are subject to the credit risk of TD, and actual or perceived changes in the creditworthiness of TD are expected to affect the value of the notes. If TD becomes unable to meet its financial obligations as they become due, you may lose some or all of your investment.

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Your investment return is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Market Measure.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
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The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you.

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You will have no rights of a holder of the Market Measure, and you will not be entitled to receive any shares of the Market Measure or dividends or other distributions by the issuer of the Market Measure.

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We, MLPF&S, BofAS and our and their respective affiliates do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company.  The Underlying Company will have no obligation relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Market Measure.
The final terms of the notes will be set on the pricing date within the given range. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.